Exhibit 99.1

Farmmi, Inc. Reports Financial Results for the First Six Months of Fiscal Year 2018

LISHUI, China, September 12, 2018 /PRNewswire/ -- Farmmi, Inc. (the "Company") (Nasdaq: FAMI), a leading agriculture products supplier in China, today announced its financial results for the first six months ended March 31, 2018.

Ms. Yefang Zhang, Chairwoman and CEO of the Company stated, “We are pleased to announce our fiscal results for the six months ended March 31, 2018. Our revenues reached $13.02 million and our net income was $1.20 million for the six months ended March 31, 2018. This was respectively an increase of 11.6% and 5.5% from the same period of 2017 as we successfully grew both our revenues and net income.”

Ms. Zhang continued: “In the coming months we plan to continue to execute our growth strategy as we attempt to increase our market share. We continue to develop our relationships with suppliers, both major suppliers and small family farms, and continue to control our costs and expenses, to achieve higher margin. We expect the demand for our products to continue to grow in China as consumption of mushroom products in China has consistently risen since 2011 and the overall per capital level of consumption in China still remains below that of Japan and the United States. We expect this domestic growth to continue to be a source of increased sales for us, while we simultaneously attempt to develop our international footprint.”

First Six Months of Fiscal Year 2018 Financial Highlights

	For the Six Months Ended March 31,
($ millions, except per share data)	2018	2017	% Change
Revenues	13.02	11.67	11.56%
Shiitake	7.98	5.76	38.54%
Mu Er	4.83	5.14	-5.88%
Other edible fungi and other agricultural products	0.21	0.77	-72.24%
Gross profit	2.10	1.97	6.29%
Gross margin	16.12%	16.92%	0.80 pp*
Income from operations	1.28	1.26	1.77%
Net income attributable to Farmmi, Inc.	1.20	1.14	5.51%
EPS	0.12	0.11	9.09%

*Notes: pp represents percentage points

•	Revenues reached $13.02 million for the six months ended March 31, 2018, an increase of 11.56% from the same period of last year.

•	Gross profit was $2.10 million for the first six months ended March 31, 2018, an increase of 6.29% from the same period of last year.

•	Gross margin was 16.12% for the six months ended March 31, 2018, a decrease of 0.80 percentage points from the same period of last year.

•	Net income attributable to Farmmi, Inc. was $1.20 million for the six months ended March 31, 2018, an increase of 5.51% from the same period of last year.

•	Basic and diluted earnings per share were $0.12 for the six months ended March 31, 2018, as compared with $0.11 for the same period of last year.

First Six Months of Fiscal Year 2018 Financial Results

Revenue

Total revenues for the six months ended March 31, 2018 increased by $1.35 million, or 11.56%, to $13.02 million from $11.67 million for the same period of last year, mainly due to an increase in revenue from sales of Shiitake, partially offset by decrease in revenue from sales of Mu Er and other edible fungi and other agricultural products.

	For the Six Months Ended March 31,
	2018			2017
($ millions)	Revenues	COGS	Gross Profit	Revenues	COGS	Gross Profit
Shiitake	7.98	6.70	1.28	5.76	4.79	0.97
Mu Er	4.83	4.04	0.79	5.14	4.25	0.89
Other edible fungi and other agricultural products	0.21	0.18	0.03	0.77	0.65	0.12
Total	13.02	10.92	2.10	11.67	9.70	1.97

Revenues from sales of Shiitake increased by $2.22 million, or 38.54%, to $7.98 million for the six months ended March 31, 2018 from $5.76 million for the same period of last year, mainly due to the increased sales volume of our Shiitake products. Sales volume of Shiitake increased to 601 tons for the six months ended March 31, 2018 from 456 tons for the same period of last year.

Revenues from sales of Mu Er decreased by $0.31 million, or 5.88%, to $4.83 million for the six months ended March 31, 2018 from $5.14 million for the same period of last year. The decrease was primarily due to both the decreased unit sales price of products and the sales volume. Average unit sales price of Mu Er decreased by 8.19% due to the decreased price of supplies as result of abundant harvest during the six months ended March 31, 2018, as compared to the same period of last year. Sales volume of Mu Er also decreased slightly to 351 tons for the six months ended March 31, 2018 from 363 tons for the same period of last year. The decrease in revenue from sales of Mu Er was partially offset by the appreciation of RMB against USD. The average translation rates for the six months ended March 31, 2018 and 2017 were at 1 RMB to $0.1542 USD and at 1 RMB to $0.1458 USD, respectively, which represented an increase of 5.80%.

Revenues from sales of other edible fungi and other agricultural products decreased by $0.56 million, or 72.24%, to $0.21 million for the six months ended March 31, 2018 from $0.77 million for the same period of last year. The cause of the decrease was that the Company sold $0.44 million of Maitake mushroom in January 2017 to fill an unusual order, and no such order took place during the six months ended March 31, 2018. The online sales of the products of this category also decreased by $0.11 million to $0.18 for the six months ended March 31, 2018, compared to $0.29 million of the corresponding period of fiscal year 2017, mainly because the Company did not generate any revenue from the tea products in this period when one supplier raised the unit price of its tea products.

The Company plans to adopt Accounting Standard Codification 606 – Revenue from Contract with Customers (“ASC 606”) for its fiscal year ending September 30, 2019 and all interim periods within. Preliminarily, the Company plans to adopt ASC 606 using the retrospective transition method and is continuing to evaluate the impact its pending adoption of ASC 606 will have on its consolidated financial statements. The Company believes that its current revenue recognition policies are generally consistent with the new revenue recognition standards set forth in ASC 606. Potential adjustments to input measures are not expected to be pervasive to the majority of the Company’s contracts. While no significant impact is expected upon adoption of the new guidance, the Company will not be able to make that determination until the time of adoption based upon outstanding contracts at that time.

Cost of Revenue

Cost of revenue increased by $1.22 million, or 12.64%, to $10.92 million for the six months ended March 31, 2018 from $9.70 million for the same period of last year.

Cost of revenue from sales of Shiitake increased by $1.91 million, or 39.95%, to $6.70 million for the six months ended March 31, 2018 from $4.79 million for the same period of last year. Cost of revenue from sales of Mu Er decreased by $0.21 million, or 5.03%, to $4.04 million for the six months ended March 31, 2018 from $4.25 million for the same period of last year. Cost of revenue from sales of other edible fungi and other agricultural products decreased by $0.47 million, or 72.17%, to $0.18 million for the six months ended March 31, 2018 from $0.65 million for the same period of last year.

Gross Profit

Overall gross profit increased by $0.13 million, or 6.29%, to $2.10 million for the six months ended March 31, 2018 from $1.97 million for the same period of last year. Gross profit from sales of Shiitake increased by $0.30 million, or 30.30%, to $1.27 million for the six months ended March 31, 2018 from $0.97 million for the same period of last year. The increase of gross profit from sales of Shiitake is in line with increased sales revenue for the six months ended March 31, 2018. Gross profit from sales of Mu Er decreased by $0.1 million, or 9.95%, to $0.79 million for the six months ended March 31, 2018 from $0.89 million for the same period of last year. Gross profit from sales of other edible fungi and other agricultural products decreased by $0.09 million, or 72.67%, to $0.03 million for the six months ended March 31, 2018 from $0.12 million for the same period of last year. The decrease of gross profit from sales of Mu Er and other edible fungi and other agricultural products is in line with decreased sales revenue for the six months ended March 31, 2018.

Overall gross margin decreased by 0.80 percentage points to 16.92% for the six months ended March 31, 2018 from 16.12% for the same period of last year. The decrease in overall gross margin was primarily due to the slight increase in purchase prices of Mu Er as the Company procured more Mu Er from Northeast China which has better quality and higher unit price than Mu Er from other areas. The Company typically has a fixed sales price when receiving orders from its customers, any increase in purchase prices will have impact on the Company’s profit margin.

Income from Operations

Selling and distribution expenses increased by $0.04 million, or 66.11%, to $0.09 million for the six months ended March 31, 2018 from $0.05 million for the same period of last year, primarily due to the increased shipping fee in line with the Company’s increased sales volume.

General and administrative expenses increased by $0.07 million, or 9.92%, to $0.73 million for the six months ended March 31, 2018 from $0.67 million for the same period of last year. The increase was primarily attributable to the increased initial public offering related expenses, such as auditing fees, during the six months ended March 31, 2018.

Income from operations increased by $0.02 million, or 1.77%, to $1.28 million for the six months ended March 31, 2018 from $1.26 million for the same period of last year.

Interest Expense

Interest expense decreased by $0.02 million, or 22.54%, to $0.09 million for the six months ended March 31, 2018 from $0.11 million for the same period of last year. The decrease in interest expense was primarily attributable to decreased average balance of short-term bank loans. The decrease was partially offset by the higher interest rate during the six months ended March 31, 2018 as compared to same period of last year.

Provision for Income Taxes

For the six months ended March 31, 2018 and 2017, our income tax expense was $1,591 and $7,870, respectively. The low income tax expense was primarily due to the income tax exemption we received from the tax authority of Lishui City. According to the income tax incentive policy of Lishui City, for companies whose main operations are in Lishui City, and seek to go public outside of China, their corporate income taxes are exempted for up to three years, starting from one year before the company first submits its registration statement. Therefore, since the main operating subsidiaries of the Company are located in Lishui City, and the Company submitted its first registration statement in 2017, the Company has enjoyed the income taxes exemptions in calendar year 2016 and 2017, and expects to continue to enjoy the income taxes exemptions in calendar year 2018.

Net Income

Net income increased by $0.06 million, or 5.44%, to $1.20 million for the six months ended March 31, 2018 from $1.14 million for the same period of last year. After the deduction of non-controlling interests, net income attributable to common shareholders for the six months ended March 31, 2018 was $1.20 million, or $0.12 per basic and diluted share. This compared to net income attributable to common shareholders of $1.14 million, $0.11 per basic and diluted share, for the same period of last year.

Other comprehensive income (loss)

Other comprehensive income (loss) were $0.70 million of income and $0.24 million of loss for the six months ended March 31, 2018 and March 31, 2017, respectively. The increase was mainly due to the change of the exchange rate of RMB against US$.

Financial Condition

As of March 31, 2018, the Company had cash and cash equivalents of $4.87 million, compared with $2.59 million as of September 30, 2017. The Company had working capital as $18.85 million as of March 31, 2018, compared with $11.21 million as of September 30, 2017.

As of March 31, 2018, the Company had accounts receivable of $9.2 million. This represented a $4 million increase from $5.1 million as of September 30, 2017. The main reason for the significant balance was due to the credit sales made to one of our largest customers during the six months ended March 31, 2018. Subsequently we have collected $8.1 million, or 88% of the balance.

Recent Business Highlights

On July 10, 2018, the Company entered into a strategic cooperation framework agreement with Bantan Internet Technology PTE. LTD., a Singapore company, to pursue blockchain services.

On July 5, 2018, the Company announced that between March and June in 2018, it had entered into various sales contracts to supply three Asian distributors of dried edible fungi products including Shiitake mushrooms and Mu Er mushrooms.

On April 26, 2018, the Company prepared a Registration Statement in accordance with the requirements of Form S-8 under the Securities Act to register its ordinary shares, par value $0.001 per share, issuable pursuant to the Farmmi, Inc. 2018 Share Incentive Plan.

On March 14, 2018, the Company was awarded "Exemplary Publicly Listed Company" by Liandu District of Lishui Government, honoring its successfully listing on NASDAQ and the Company entered into a strategic cooperation framework agreement with Lishui Agricultural Investment Development Co., Ltd.

On February 23, 2018, the Company announced that ViewTrade Securities, Inc., who acted as the Sole Underwriter and Book-Runner of the Company's IPO, exercised the full over-allotment option to purchase an additional 252,000 ordinary shares at the IPO price of $4.00 per share for a total of gross proceeds of approximately $1,008,000 from the exercise of this over-allotment option.

On February 21, 2018, the Company announced the closing of its IPO of 1,680,000 ordinary shares at a price to the public of $4.00 per share for a total of $6,720,000 in gross proceeds.

About Farmmi, Inc.

Headquartered in Lishui, Zhejiang, Farmmi, Inc. (the "Company") (Nasdaq: FAMI), is an agricultural products supplier and primarily processes and sells Shiitake mushrooms, Mu Er mushrooms, other edible fungi, and other agricultural products. In addition, Farmmi Liangpin Market, the Company's ecommerce platform, provides an opportunity for consumers to access locally sourced agricultural products. For further information regarding the Company, please visit: http://ir.farmmi.com.cn/.

Forward-Looking Statements

This announcement contains forward-looking statements within the meaning of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995. All statements other than statements of historical fact in this announcement are forward-looking statements. These forward-looking statements involve known and unknown risks and uncertainties and are based on current expectations and projections about future events and financial trends that the Company believes may affect its financial condition, results of operations, business strategy and financial needs. Investors can identify these forward-looking statements by words or phrases such as "may," "will," "expect," "anticipate," "aim," "estimate," "intend," "plan," "believe," "potential," "continue," "is/are likely to" or other similar expressions. The Company undertakes no obligation to update forward-looking statements to reflect subsequent occurring events or circumstances, or changes in its expectations, except as may be required by law. Although the Company believes that the expectations expressed in these forward-looking statements are reasonable, it cannot assure you that such expectations will turn out to be correct, and the Company cautions investors that actual results may differ materially from the anticipated results.

For more information, please contact Investor Relations at:

Tina Xiao, President

Ascent Investor Relations LLC

Phone: +1-917-609-0333

Email: tina.xiao@ascent-ir.com

 Farmmi, Inc.

 Condensed Consolidated Balance Sheets

 (Unaudited)

	March 31,	September 30,
	2018	2017
Assets
Current Assets
Cash	$4,867,414	$2,590,539
Accounts receivable - trade	9,098,991	5,050,951
Accounts receivable - related party	85,555	93,506
Inventory, net	2,355,756	1,591,619
Deferred offering cost	-	278,820
Advance to suppliers	4,466,068	4,112,915
Other current assets	171,875	23,063
Total current assets	21,045,659	13,741,413

Property, plant and equipment, net	77,644	102,516

Other Assets
Restricted cash	600,000	-
Long-term prepaid expenses	21,807	-
Total Assets	$21,745,110	$13,843,929

Liabilities and Equity
Current Liabilities
Short-term bank loans	$1,751,398	$1,652,917
Accounts payable - trade	291,637	415,819
Due to related parties	-	415,381
Advance from customers	69,419	-
Other current liabilities	79,231	45,731
Total current liabilities	2,191,685	2,529,848

Long-term bank loans	700,559	661,167
Total Liabilities	2,892,244	3,191,015

Equity
Common stock, $0.001 par value, 20,000,000 shares authorized,
11,932,000 and 10,000,000 shares issued and outstanding as of March 31, 2018 and September 30, 2017, respectively	11,932	10,000
Additional paid-in capital	11,322,819	5,023,080
Retained earnings	5,203,670	4,004,317
Accumulated other comprehensive income	1,366,172	718,941
Total Stockholders' Equity	17,904,593	9,756,338

Noncontrolling Interest	948,273	896,576
Total Equity	18,852,866	10,652,914

Total Liabilities and Equity	$21,745,110	$13,843,929

 Farmmi, Inc.

 Condensed Consolidated Statements of Income and Comprehensive Income

 (Unaudited)

	For the Six Months Ended March 31,
	2018	2017
Revenues
Sales to third parties	$12,865,585	$11,268,264
Sales to related parties	154,452	402,127
Total revenue	13,020,037	11,670,391

Cost of revenues	10,920,758	9,695,401

Gross Profit	2,099,279	1,974,990

Operating expenses
Selling and distribution expenses	90,684	54,593
General and administrative expenses	731,008	665,047
Total operating expenses	821,692	719,640

Income from operations	1,277,587	1,255,350

Other income (expenses)
Interest income	376	172
Interest expense	(86,138)	(111,209)
Other income (expenses), net	7,452	(561)
Total other expenses	(78,310)	(111,598)

Income before income taxes	1,199,277	1,143,752

Provision for income taxes	1,591	7,870

Net income	1,197,686	1,135,882

Less: net loss attributable to noncontrolling interest	(1,667)	(874)

Net income attributable to Farmmi, Inc.	$1,199,353	$1,136,756

Comprehensive income
Net income	1,197,686	1,135,882
Other comprehensive income (loss): foreign currency translation gain (loss)	700,595	(240,247)
Total comprehensive income	1,898,281	895,635
Comprehensive income (loss) attributable to noncontrolling interest	51,697	(29,577)

Comprehensive income attributable to Farmmi, Inc.	$1,846,584	$925,212

Weighted average number of shares, basic and diluted	10,411,231	10,000,000

Basic and diluted earnings per common share	$0.12	$0.11

 Farmmi, Inc.

 Condensed Consolidated Statements of Cash Flows

 (Unaudited)

	For the Six Months Ended March 31,
	2018	2017

Cash flows from operating activities
Net income	$1,197,686	$1,135,882
Adjustments to reconcile net income to net cash
provided by (used in) operating activities:
Changes in allowances - accounts receivable	12,909	-
Changes in allowances - other current assets	-	22,901
Depreciation expense	6,464	7,620
Loss from disposal of property and equipment	833	-
Changes in operating assets and liabilities:
Accounts receivable	(3,629,315)	3,197,144
Inventory	(648,303)	(609,990)
Advance to suppliers	(104,714)	(1,709,633)
Other current assets	(144,724)	288,799
Long-term prepaid expenses	4,370	-
Accounts payable	(144,282)	236,508
Advance from customers	67,241	(1,044,211)
Other current liabilities	80,388	324,091
Taxes payable	(50,578)	(81,684)
Net cash provided by (used in) operating activities	(3,352,025)	1,767,427

Cash flows from investing activities
Additions to property, plant and equipment	(2,782)	(241)
Payments of loans to related parties	-	(977,634)
Net cash used in investing activities	(2,782)	(977,875)

Cash flows from financing activities
Gross Proceeds from Initial Public Offering - stock issuance	7,728,000	-
Direct costs disbursed from Initial Public Offering proceeds in current period	(1,147,549)	-
Escrow deposit paid under underwriting agreement	(600,000)	-
Borrowings from bank loans	-	2,915,200
Repayments of bank loans	-	(3,644,000)
Repayments of loans from related parties	(426,316)	(47,945)
Net cash provided by (used in) financing activities	5,554,135	(776,745)

Effect of exchange rate changes on cash and cash equivalents	77,547	(1,568)

Net increase in cash and cash equivalents	2,276,875	11,239

Cash and cash equivalents, beginning of year	2,590,539	47,241

Cash and cash equivalents, end of year	$4,867,414	$58,480

Supplemental disclosure information:
Income taxes paid	$4,312	$7,870
Interest paid	$82,987	$106,540